NO ACT

PE
12-10-14



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


14008447

DIVISION OF
CORPORATION FINANCE

December 23, 2014

Act: 1934
Section:
Rule: 14a-8 (OBS)
Public
Availability: 12-23-14

Richard E. Baltz
Arnold & Porter LLP
richard.baltz@aporter.com

Re: BorgWarner Inc.
Incoming letter dated December 10, 2014

Dear Mr. Baltz:

This is in response to your letter dated December 10, 2014 concerning the shareholder proposal submitted to BorgWarner by John Chevedden. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB Memorandum M-07-16

December 23, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: BorgWarner Inc.
Incoming letter dated December 10, 2014

The proposal asks the board to take the steps necessary (unilaterally if possible) to amend the bylaws and each appropriate governing document to give holders in the aggregate of 20% of the company's outstanding common stock the power to call a special shareowner meeting.

There appears to be some basis for your view that BorgWarner may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming shareholders' meeting include a proposal sponsored by BorgWarner to amend BorgWarner's certificate of incorporation to permit shareholders holding in excess of 25% of the voting power of all outstanding shares of BorgWarner's common stock to call a special meeting of shareholders. You indicate that the proposal and the proposal sponsored by BorgWarner directly conflict. You also indicate that inclusion of both proposals would present alternative and conflicting decisions for the shareholders and would create the potential for inconsistent and ambiguous results. Accordingly, we will not recommend enforcement action to the Commission if BorgWarner omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Adam F. Turk
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

ARNOLD & PORTER LLP

Richard E. Baltz
Richard.Baltz@aporter.com

+1 202.942.5124
+1 202.942.5999 Fax

555 Twelfth Street, NW
Washington, DC 20004-1206

December 10, 2014

VIA E-MAIL (STOCKHOLDERPROPOSALS@SEC.GOV)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: BorgWarner Inc. -- 2015 Annual Meeting
Omission of Stockholder Proposal of John Chevedden

Ladies and Gentlemen:

We are writing on behalf of BorgWarner Inc. ("BorgWarner") pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, to request that the Staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") concur with our view that, for the reasons stated below, BorgWarner may exclude the stockholder proposal and supporting statement (the "Proposal") submitted by John Chevedden (the "Proponent") from the proxy materials to be distributed by BorgWarner in connection with its 2015 annual meeting of stockholders (the "2015 Annual Meeting").

We are emailing this letter and its attachments to the Staff at stockholderproposals@sec.gov. In accordance with Rule 14a-8(j), we are simultaneously sending a copy of this letter and its attachments to the Proponent as notice of BorgWarner's intent to omit the Proposal from the 2015 proxy materials.

Rule 14a-8(k) and Section E of SLB 14D provide that stockholder proponents are required to send companies a copy of any correspondence that the stockholder proponent elects to submit to the Commission or the Staff. Accordingly, we respectfully request that the Proponent comply with this requirement if the Proponent submits correspondence to the Commission or the Staff with respect to the Proposal.

The Proposal

BorgWarner received the Proposal via email and facsimile on October 12, 2014, as revised on October 13, 2014 and October 20, 2014. A complete copy of the Proposal is attached hereto as Exhibit A. The text of the Proposal is as follows:

> Resolved, Shareowners ask our board to take the steps necessary (unilaterally if possible) to amend our bylaws and each appropriate governing document to give holders in the aggregate of 20% of our outstanding common stock the power to call a special shareowner meeting. This proposal does not impact our board's current power to call a special meeting.

Basis for Exclusion and Analysis

In our view, BorgWarner may exclude the Proposal from the 2015 proxy materials pursuant to Rule 14a-8(i)(9) because the Proposal directly conflicts with a proposal to be submitted by BorgWarner at the 2015 Annual Meeting.

Rule 14a-8(i)(9) provides that a stockholder proposal may be omitted from a proxy statement "[i]f the proposal directly conflicts with one of the company's own proposals to be submitted to stockholders at the same meeting." The Commission has stated that, in order for this exclusion to be available, the proposals need not be "identical in scope or focus" Release No. 34-40018, n. 27 (May 21, 1998). Rather, where a stockholder-sponsored proposal and a company-sponsored proposal both address the same issue, *e.g.*, the right to call special meetings, but include different recommendations or provide different terms, *e.g.*, an ownership threshold of 20% versus an ownership threshold of 25%, the two proposals would present alternative and conflicting decisions for stockholders and submitting both proposals to a stockholder vote could lead to inconsistent and ambiguous results.

Currently, BorgWarner does not have a provision in either its Restated Certificate of Incorporation, as amended ("Certificate of Incorporation"), or Amended and Restated By-laws, as amended ("By-laws"), that would permit stockholders to call a special meeting. The Corporate Governance Committee of the Board of Directors has recommended and the Board of Directors has approved the submission to the Company's stockholders for approval at the 2015 Annual Meeting of an amendment to the Certificate of Incorporation to permit the Company's stockholders owning in excess of 25% of the voting power of all outstanding shares of common stock (such voting power to be calculated and determined in the manner specified, and with any limitations as may be set forth, in the By-Laws) to call a special meeting of BorgWarner's stockholders (the "BorgWarner Proposal'). The Proposal directly conflicts with the BorgWarner Proposal because it addresses the same issue as the BorgWarner Proposal but recommends that the right apply to stockholders holding 20% of BorgWarner's outstanding common stock. Inclusion of both proposals in BorgWarner's 2015 proxy materials would present alternative and conflicting decisions for BorgWarner's stockholders and would create the potential for inconsistent and ambiguous results if both proposals were approved.

The Staff has consistently and recently granted no-action relief under Rule 14a-8(i)(9) where a stockholder-sponsored special meeting proposal contained an ownership threshold that differed from a company-sponsored special meeting proposal. *See, e.g.*, *John Deere & Co.* (Oct. 31, 2014) (stockholder proposal to adopt a 20% special meeting right conflicted with company proposal to adopt a 25% special meeting right); *United Natural Foods, Inc.* (Sept. 10, 2014) (stockholder proposal to adopt a 15% special meeting right conflicted with a company proposal to adopt a 25% special meeting right); *Aetna Inc.* (Mar. 14, 2014) (same); *Yahoo! Inc.* (Mar. 6, 2014) (same); *CF Industries Holdings, Inc.* (Feb. 19, 2014) (same); *Quest Diagnostics Inc.* (Feb. 19, 2014) (same); *Con-way Inc.* (Jan. 22, 2014) (same); and *Kansas City Southern* (Jan. 22, 2014) (same). The facts presented here are substantially identical to the facts in the referenced no-action letters and support the same conclusion.

Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if BorgWarner excludes the Proposal from its 2015 proxy materials. Should the Staff disagree with the conclusions set forth in this letter, or should any additional information be desired in support of BorgWarner's position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response.

Sincerely,



Richard E. Baltz

cc: John Chevedden
Laurene H. Horiszny

*** FISMA & OMB Memorandum M-07-16 ***

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

Mr. John J. Gasparovic
Corporate Secretary
BorgWarner Inc. (BWA)
3850 Hamlin Road
Auburn Hills, MI 48326
PH: 248-754-9200
FX: 248-754-0830

OCTOBER 13, 2014 REVISION ATTACHED
OCTOBER 20, 2014 REVISION ATTACHED

Dear Mr. Gasparovic,

I purchased stock and hold stock in our company because I believed our company has greater potential. I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. I believe our company has unrealized potential that can be unlocked through low cost measures by making our corporate governance more competitive.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *** FISMA & OMB Memorandum M-07-16 *** Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

October 12, 2014
Date

[BWA: Rule 14a-8 Proposal, October 12, 2014
Revised October 13, 2014
Revised October 20, 2014]

Proposal 4 – Special Shareowner Meetings

Resolved. Shareowners ask our board to take the steps necessary (unilaterally if possible) to amend our bylaws and each appropriate governing document to give holders in the aggregate of 20% of our outstanding common stock the power to call a special shareowner meeting. This proposal does not impact our board's current power to call a special meeting.

Delaware law allows 10% of shareholders to call a special meeting and dozens of companies have adopted the 10% provision. Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting. This proposal topic won more than 70% support at Edwards Lifesciences and SunEdison in 2013. Vanguard sent letters to 350 of its portfolio companies asking them to consider providing the right for shareholders to call a special meeting.

This proposal will improve the governance at our company. BorgWarner shareholders showed their interest in improving our corporate governance by voting 79% in favor of a simple majority vote shareholder proposal at our 2014 annual meeting.

An added incentive to vote for this proposal is our clearly improvable corporate governance as summarized in 2014:

GMI Ratings, an independent investment research firm, said our board had not established a formal clawback policy regarding its executive incentive pay. Such policies allow boards to recoup incentive payouts that may have been the undeserved result of fraudulent financial reporting. Additionally unvested equity pay would not lapse upon CEO termination. There was excess golden parachute potential and excessive CEO perks. Our company did not link environmental or social performance in its incentive pay policies. There were also excess CEO perks. Our board did not have formal responsibility for strategic oversight of our company's environmental practices.

Alexis Michas, our Chairman, had 21-years long tenure – a negative for director independence, and received our 2nd highest negative votes. Jere Drummond (age 74) had 18-years long tenure and yet chaired our executive pay committee. Ernest Novak, Phyllis Bonanno, Jere Drummond and Alexis Michas each had 11 to 21-years long tenure which can result in a low level of director independence. And these directors controlled 50% of the votes on our board committees – further extending their influence. Thomas Stallkamp, on our audit committee, was negatively flagged by GMI for his involvement with the Kmart bankruptcy.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Special Shareowner Meetings – Proposal 4

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

"Proposal 4" is a placeholder for the proposal number assigned by the company in the finial proxy.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***